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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

The Reader’s Digest Association, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

755267101

(CUSIP Number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 755267101	13D	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Highfields Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,327,431 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 8,327,431 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,327,431

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 755267101	13D	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Highfields GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,327,431 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 8,327,431 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,327,431

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 755267101	13D	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Highfields Capital Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,099,072 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 6,099,072 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,099,072

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 755267101	13D	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathon S. Jacobson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,327,431 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 8,327,431 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,327,431

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 755267101	13D	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard L. Grubman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,327,431 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 8,327,431 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,327,431

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 755267101	13D	Page 7 of 12 Pages

Item 1.    Security and Issuer.

The securities to which this statement relates are shares of Common Stock, par value $.01 per share (the “Shares”), of The Reader’s Digest Association, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Reader’s Digest Road, Pleasantville, New York 10570-7000.

Item 2.    Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. (“Highfields Ltd.”), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), and Highfields Capital II LP, a Delaware limited partnership (“Highfields II”) and Highfields Ltd. (together with Highfields I and Highfields II, the “Funds”). The business address and principal executive offices of Highfields Capital Management are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Highfields Ltd. is principally engaged in the business of buying, selling and owning securities and those activities incidental to buying, selling and owning securities. The business address and principal executive offices of Highfields Ltd. are c/o Goldman Sachs (Cayman) Trust, Limited, Second Floor, Harbour Centre, P.O. Box 896 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

Mr. Jacobson is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

CUSIP No. 755267101	13D	Page 8 of 12 Pages

Mr. Grubman is a Managing Member of Highfields GP and his business address is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Grubman also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 719,907 Shares owned by Highfields I was $18,740,695.77, inclusive of brokerage commissions.

The aggregate purchase price of the 1,508,452 Shares owned by Highfields II was $39,340,196.18, inclusive of brokerage commissions.

The aggregate purchase price of the 6,099,072 Shares owned by Highfields Ltd. was $160,509,933.14, inclusive of brokerage commissions.

Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.    Purpose of Transaction.

From time to time, each of the Funds has acquired Shares in the ordinary course of business for investment purposes and has held the Shares in such capacity.

As further described below, this Schedule 13D is being filed to report that the Reporting Persons have entered into an agreement with the Issuer (the “Agreement”) respecting among other things, the election of directors, and other matters to be considered at the Issuer’s next annual meeting of shareholders to be held in November 2003 (the “2003 Annual Meeting”).

Highfields has in the past raised concerns with Issuer’s management regarding its business operations, and certain other issues of corporate governance. As a result,

CUSIP No. 755267101	13D	Page 9 of 12 Pages

Highfields and the Issuer have recently discussed a range of governance matters, including potential additions to the Board of Directors.

On June 2, 2003, in discussions between Highfields and two of the independent directors of the Issuer’s Board, it was agreed that the Issuer would elect to the Board, William E. Mayer, an independent director candidate suggested by Highfields, and that Mr. Mayer would be appointed to the Issuer’s Compensation and Nominating Committee and Corporate Governance Committee. It was also agreed that a second new independent director would be elected not later than at the 2003 Annual Meeting, and that, as a member of the Compensation and Nominating Committee, Mr. Mayer would take part in the consideration of candidates for such position, including persons suggested by Highfields.

Also in those discussions, Highfields agreed, among other things, that it would vote all its Shares in favor of the Issuer’s nominees at the 2003 Annual Meeting, as well as in favor of other business expected to be presented at such meeting, and agreed that for at least one year it would not participate in any proxy contests, participate in a group with other shareholders or increase its ownership above 10% of the Issuer’s outstanding securities, without the consent of the Issuer. Such agreements were formalized in an agreement on June 4, 2003, a copy of such Agreement is appended hereto as Exhibit A.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) As of June 3, 2003, Highfields I, Highfields II and Highfields Ltd. owned beneficially 719,907, 1,508,452 and 6,099,072 Shares, respectively, representing approximately 0.7%, 1.5% and 6.2%, respectively, of the 98,084,482 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of June 3, 2003, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 8,327,431 Shares owned beneficially by the Funds, representing approximately 8.5% of the 98,084,482 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of June 3, 2003, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,327,431 Shares owned beneficially by Highfields Capital Management, representing approximately 8.5% of the 98,084,482 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of June 3, 2003, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive

CUSIP No. 755267101	13D	Page 10 of 12 Pages

power with respect to all 8,327,431 Shares owned beneficially by Highfields GP, representing approximately 8.5% of the 98,084,482 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

As of June 3, 2003, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,327,431 Shares owned beneficially by Highfields GP, representing approximately 8.5% of the 98,084,482 shares of the Issuer’s Common Stock outstanding as reported in publicly available information.

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons effected during the past sixty days.

(d) None.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Funds from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

The following document is filed as an exhibit to this Schedule 13D:

Exhibit A	Agreement, dated June 4, 2003, by and among The Reader’s Digest Association, Inc., Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Highfields Capital I LP, Highfields Capital II LP, and Highfields Associates LLC.

CUSIP No. 755267101	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003	HIGHFIELDS CAPITAL MANAGEMENT LP

	By:	HIGHFIELDS GP LLC, ITS GENERAL PARTNER

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS GP LLC

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

HIGHFIELDS CAPITAL LTD.

	By:	HIGHFIELDS CAPITAL MANAGEMENT LP, ITS INVESTMENT MANAGER

	By:	HIGHFIELDS GP LLC, ITS GENERAL PARTNER

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, AUTHORIZED SIGNATORY
Name/Title

CUSIP No. 755267101	13D	Page 12 of 12 Pages

JONATHON S. JACOBSON

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, ATTORNEY-IN-FACT
Name/Title

RICHARD L. GRUBMAN

/s/ KENNETH H. COLBURN
Signature

KENNETH H. COLBURN, ATTORNEY-IN-FACT
Name/Title